FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of April 2007.

Total number of pages: 3

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec Copal Revises Financial Forecasts Upward

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2007
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Senior General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Senior General Manager
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on April 25, 2007, in Kyoto, Japan

Nidec Copal Revises Financial Forecasts Upward

for the Year Ended March 31, 2007

Nidec Corporation today announced that Nidec Copal Corporation (“the Company”), one of its consolidated subsidiaries whose shares are listed on the First Section of the Tokyo Stock Exchange (Code: 7756), has revised upward its consolidated financial forecasts for the year ended March 31, 2007 as follows.

Revised consolidated financial forecasts (Japanese GAAP) for the year ended March 31, 2007.

(From April 1, 2006 to March 31, 2007)					(Yen in millions, % )
	For the year ended March 31, 2007				For the year ended March 31, 2006
	Previous forecast (Oct. 27, 2006)	Revised Forecast	Change (amount)	Change (percent)
Net sales	75,000	84,012	9,012	12.0%	63,094
Operating income	5,600	5,827	227	4.1%	5,006
Recurring income	5,700	6,076	376	6.6%	5,355
Net income	3,300	4,304	1,004	30.4%	2,660

Reasons for revision

Sales of the Company’s camera shutters and exterior metal parts (particularly for use in single-lens-reflex digital cameras) and cellular phone shutter-lens units increased at a pace higher than previously anticipated, reflecting the continued briskness in the digital camera and cellular phone markets. New lines of liquid-crystal-display backlights brought to market in the fiscal year also contributed to the sales increase. Increased gain on securities sold together with better sales led to a significant increase in net income.

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